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                                                   Filed by Accord Networks Ltd.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                           Subject Company: ACCORD NETWORKS LTD.
                                                      Registration No. 000-30887

QUESTION AND ANSWER PERIOD FOR DECEMBER 6, 2000 CONFERENCE CALL:

         JASON ADER - THOMAS WEISEL PARTNERS:

         Congratulations on the deal. Have a few questions for you, first of all, just some housekeeping, you had said that for the next few quarters Mike, I guess after the close, G&A and Sales and Marketing would be slightly above the target. Is what you said?

         MIKE KOUREY - POLYCOM:

         Yes that's correct.

         MR. ADER:

         R&D too or just.....

         MR. KOUREY:

         Yeah R&D and G&A just slightly above, and we are just talking slightly.

         MR. ADER:

         Okay. Jules, you will be running the Accord Networks group out of Polycom. Polycom historically has not done or has stopped doing direct sales. How much of Accords revenue have been direct and going forward and what is this going to require in terms of direct sales force?

         JULES DEVIGNE - ACCORD NETWORKS:

         Well, percentage of direct sales up to this point is about 25-30%, if you go back to the beginning, our model has always been to move from direct to reseller or channel model. And I expect our direct sales to be in this range and maybe dropping down to 20-25%, but you need to understand that most of the direct sales that we do is to service providers.

         MR. ADER:

         Right, okay, So there's not a huge among of overhead there?

         MR. DEVIGNE:

         No.

         MR. ADER:

         And secondly, the branding - is this going to continue to be the Accord branding or is it possible that is could change at some point to Polycom branding?

         BOB HAGERTY - POLYCOM

         I think we will absolutely have Polycom branding associated with the Accord product line. We have yet to made decisions associated with exactly how it is going to work out that particular branding. But Polycom as the master brand absolutely will be prominent.

         MR. ADER:

         Okay, last question. Its kind of a high level question, in terms of Polycom, in the eyes of the investors, I think everybody that has known Polycom for the last few years has been very impressed with your focus and ability to have a razor sharp focus on certain areas, especially at the CPE edge level of the network, now you are moving into the core. Does this auger a lot of movement into the core in the future, because I think one of your reasons for being so successful, because you have been kink of agnostic to what's in the core. And know that you are moving into the core in this particular area, is this a precursor to some strategic decisions inside the company that you need to be in the core.

         MR. HAGERTY:

         It absolutely represents a strategic decision that we need to be in the core, but it also represents an opportunity to work closer with our strategic partners. We view this as a unique position in the infrastructure market, it's an area where we bring a lot of core competence. There is an enormous amount of synergy between our development teams, the type of work being done by Accord and the type of work being done by Polycom, voice over IP and in video end points, makes enormous sense and enormous synergy. The deployment of broadband is going to leverage this, we see that there is an enormous opportunity as video and voice over IP and even continuous ISDN and circuit switch deployments continue to grow that this is an enormous opportunity to deploy more and more of this infrastructure gear. But again I think it is important to know that we will work with our strategic partners and enhance the total of service provider and enterprise offerings with our partners.

         MR. ADER:

         Okay thanks.

         PETER LEPPIK - DAIN RAUSCHER WESSELS, INCORPORATED:

         Thanks Jules, Bob and Mike. I'm not sure where to start here and who to congratulate more, but this is a great deal here. Lets poke a little more if we could into the distribution question. Do you have a sense for how much overlap there is between Polycom's channels and Accord's channels. In other words, basically how many or what percentage of Accords channels actually currently carry Polycom products and sell those to their customers?

         MR. HAGERTY:

         We did not do a specific analysis, so I can't give you a percentage. As we went through the customer list, there is a large amount of overlap, there is a lot of synergy between the end point sale and the multi-point conferencing infrastructure sale. I think everybody is fairly comfortable that our channels are going to gain a lot from this. I don't know, maybe Jules can add a little more color to that.

         MR. DEVIGNE:

         I would agree with what Bob said, the other think that you have to understand is that at the end of the day the organizations who sell to the end users are the resellers that many of the end point manufactures sell to. We are quite hopeful that trend will continue and that the volumes will continue in the right direction.

         MR. LEPPIK:

         Gotcha, now at this stage of the game are there plans to integrate some of Accords, what I would consider more feature rich, more functional NCU technology in to some of the higher end view stations?

         MR. HAGERTY:

         I'd say yes and yes, I think we do expect that our development teams will work together. They will share technology, and there is no question that technology that has been developed by Accord will end up in Polycom devices and Polycom-developed technology will end up in Accord devices. That is certainly, absolutely 100% on our minds and part of this decision to acquire.

         MR. LEPPIK:

         Okay, and then a couple quick cleanup questions. Is there a cap or a collar on this transaction?

         MR. KOUREY:

         No, it's a fixed exchange ratio.

         MR. LEPPIK:

         Okay, then there are no rails here.

         MR. KOUREY:

         On either side, no.

         MR. LEPPIK:

         Okay, and the other question, I'm probably one of the few people who actually have models from both companies sitting on my hard drive right now. For the benefit of everyone else are you planning to publish consolidated historicals before the close, or is that going to be after the close?

         MR. KOUREY:

         That will be after the close.

         MR. LEPPIK:

         Perfect, thank you very much.

         GENE HOLMSTEAD - H C WAINWRIGHT AND COMPANY, INCORPORATED:

         Good morning gentlemen, congratulations. You had said on the call that you thought that with this transaction Polycom may get involved in helping to develop standards for the IP Networks. Could you talk a little bit more about that?

         MR. HAGERTY:

         Well you know there are a lot of standards that have merged in the short period of time, relatively speaking that video communication that been standardized. We have had enormous work in the standards bodies and we see now with wireless coming on there is going to be even more work that is required. So we see this positioning with the combination of the technology and development teams as a logical opportunity to help not only Polycom and the Polycom-Accord combination, but the industry as a whole to move forward. And standards and operability are essential and we intend to make that a cornerstone of our positioning in the future and we assure everyone that the Accord platform will be the most interoperable out there.

         MR. HOLMSTEAD:

         How does this get you into wireless and what is your plan with wireless?

         MR. HAGERTY:

         If you just look into some emerging new areas in the broadband space, with the G3 Wireless developments that are happening, more and more around the world, we expect and will fully support the standards that are coming, as you know right now there is quite a lot of interest in Japan with mobile video products and we expect that trend to continue and we will support that fully.

         MR. HOLMSTEAD:

         Has this acquisition changed Accord's project plan going forward.

         MR. DEVIGNE:

         No it has not.

         MR. HOLMSTEAD:

         Okay, thank you.

         RANDY SCHERAGO - PRUDENTIAL SECURITIES, INCORPORATED:

         Good morning, congratulations. Just a couple of quick questions as far as price points on some of the product lines for Accord Networks and also could you give us some sort of a sense of what is going on in Accords basically service provider market as far as what sort of outlook looks like for this quarter and basically Q1 and how there sort of feeling any slow down, any robustness, or anything that could sort of give us a sort of a tone as to their customer base. What's going on with it?

         MR. DEVIGNE:

         To answer the second question. We typically don't break those numbers out, but we don't see any slow down in purchases from service providers of our technology.

         MR. SCHERAGO:

         Okay.

         MR. DEVIGNE:

         And what was the first question?

         MR. SCHERAGO:

         Basically, various price points for the priceline.

         MR. DEVIGNE:

         A fully configured system that a typical service provider might buy would be around the $500,000 range as a list price. The least expensive system that an enterprise could buy would be about $48,000 as a list price and off of those prices, based upon buying commitments there are discounts.

         MR. SCHERAGO:

         Okay, terrific. What was the geography as far as your split, North America versus Europe and Asia?

         MR. DEVIGNE:

         In a case of Accord, its 70% North America and 30% rest of world and depending upon the quarter that is split down the middle.

         MR. SCHERAGO:

         Okay, thanks guys, congratulations.

         TOM WOODEN - ARTISAN PARTNERS LIMITED PARTNERSHIP

         Hey guys, congratulations. The one question that I've got is the split of what did Accord do in revenues last years?

         MR. DEVIGNE:

         Accord did about $25 million in revenues last year.

         MR. WOODEN:

         And guidance for the forward year?

         MR. DEVIGNE:

         For next year or this year?

         MR. WOODEN:

         For the 01 year.

         MR. DEVIGNE:

         01 year the analysts have a number of about $55-56 million.

         MR. WOODEN:

         And any change in that guidance today given the integration of your two companies?

         MR. KOUREY:

         No we are not declaring any revenue synergies and clearly, Bob talked about the huge cross selling opportunities, as has Jules. But we are not saying that's going to occur at this time.

         MR. WOODEN:

         Thanks guys.

         SCOTT SUTHERLAND - WEDBUSH MORGAN SECURITIES, INCORPORATED:

         Hello Bob, Mike, Jules, congratulations on the acquisition it looks very positive at this point. A few questions, just going after the synergies again, one thing that Polycom does is that you get a lot of big manufacturing over at Celestica. What happens to the manufacturing of the Accord products at this point, and you have any road map for the future?

         MR. HAGERTY:

         We will do some amount of integration mostly on the X-factory side of the equation, just trying to build up better aid and logistics support through the world, utilizing the support that Polycom already has in place, but we intend to leave manufacturing where it is. I think that I'll hand it off to Jules to talk a little bit about some of the programs that already exist inside Accord.

         MR. DEVIGNE:

         Right now from a product gross margin point of view, we are generating north of 75% product gross margin, so we are operating our facility in Israel pretty effectively. In addition to that, we are looking at other optimization techniques such as turnkey manufacturing and other locations for assembly and test.

         MR. SUTHERLAND:

         Second question is, with distribution, are there are regions where Accord is strong and where Polycom is weak and visa versa, that you could see the leverage for resale opportunities to increase revenues for both of the companies' product lines?

         MR. HAGERTY:

         Well you know, I think the opportunity here is enormous because we do sell to a lot of the same customers, clearly service providers are in an area where Accord is strong, not that Polycom is weak but they have strong intimate relationships with the Service Provider Network. I think Polycom brings some very good strategic partners with some of the other network folks out there. So I think those two would be the most notable areas.

         MR. SUTHERLAND:

         Great thank you.

         END

         Additional Information: Polycom plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Accord expects to mail a Proxy Statement/Prospectus to its security holders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Polycom, Accord, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and Accord file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and Accord at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Polycom's and Accord's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.




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